UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File Number: 001-38768

MDJM LTD

Suite C-1505, Saidun Center,

Xikang Road, Heping District, Tianjin,

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

Resignation of Mr. Chunhui Sun

On January 17, 2020, Mr. Chunhui Sun notified MDJM LTD (the “Company”) of his resignation as independent director of the Company, effective January 27, 2020. Mr. Sun’s resignation was due to personal reasons and not due to any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Appointment of Mr. Zhenlei Hu

To fill the vacancy on the board of directors of the Company (the “Board”) due to Mr. Sun’s resignation, on January 17, 2020, the Nominating and Corporate Governance Committee of the Board recommended, and the Board appointed, Mr. Zhenlei Hu to serve as an independent director of the Company, as the Chairman of the Audit Committee of the Board, and as a member of the Compensation Committee and the Nominating and Corporate Governance Committee of the Board, effective January 27, 2020. The Board has determined that Mr. Hu satisfies the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and qualifies as an audit committee financial expert within the meaning of the U.S. Securities and Exchange Commission rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules.

Mr. Zhenlei Hu, 47, has served as an audit partner at ShineWing Certified Public Accountants Co., Ltd. Tianjin Branch since December 2019. From September 2014 to November 2019, Mr. Hu served as an audit partner at Ruihua Certified Public Accountants Tianjin Branch. From May 2008 to August 2014, Mr. Hu served as an audit partner at Zhongrui Yuehua Certified Public Accountants Tianjin Branch (now part of Ruihua Certified Public Accountants). Mr. Hu received his bachelor’s degree in Audit from Tianjin University of Finance and Economics in 1995.

On January 17, 2020, the Company and Mr. Hu entered into a Director Offer Letter (the “Offer Letter”), pursuant to which Mr. Hu will be compensated at a rate of RMB60,000 ($8,729) per year, payable in cash quarterly and at the end of each quarter. The Offer Letter contains customary confidentiality, non-solicitation, and indemnification provisions. The foregoing summary of the Offer Letter does not purport to be complete and is qualified in its entirety by reference to the Offer Letter, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 6-K.

There is no family relationships between Mr. Hu and any director or executive officer of the Company. To the best knowledge of the Company, there is no understanding or arrangement between Mr. Hu and any other person pursuant to which he was appointed as a director. To the best knowledge of the Company, neither Mr. Hu nor any of his immediate family members is a party to any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDJM LTD

Date: January 17, 2020	By:	/s/ Siping Xu
	Name:	Siping Xu
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
10.1	Director Offer Letter with Mr. Zhenlei Hu dated January 17, 2020